Attachment 77m to form N-SAR
              for the fiscal period ended November 30, 1995:


1. An Agreement and Plan of Reorganization dated July 31, 1995 (the Plan) between Van Kampen American Capital Growth and Income Fund (Growth and Income) and Van Kampen American Capital Equity Trust, on behalf of its series, the Van Kampen Merritt Growth and Income Fund ( VKM Fund ), was approved by the Board of Trustees of Growth and Income on May 11, 1995. Following approval of the reorganization by the shareholders of VKM Fund, the assets of VKM Fund were transferred to Growth and Income in exchange for a number of shares of Growth and Income equal to the value of the aggregate net assets of VKM Fund immediately prior to the transfer of assets of VKM Fund to Growth and Income.

2. The above described reorganization was consummated on September 27, 1995 and VKM Fund distributed to its shareholders shares of Growth and Income received in the reorganization. VKM Fund had no assets or liabilities after September 27, 1995 and is being terminated pursuant to Delaware law.